

February 23, 2007

By facsimile to (786) 513-8522 and U.S. Mail

Mr. Timothy C. Adams
President and COO
American Access Technologies, Inc.
6670 Spring Lake Road
Keystone Heights, FL 32656

Re: American Access Technologies, Inc.
       Revised Preliminary Proxy Statement on Schedule 14A
       Filed February 7, 2007
       Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005
       File No. 0-24575

Dear Mr. Adams:

We reviewed the filings and have the comments below.

General

1.   Please note that we still await responses to prior comments 61-65 of our letter dated January 30, 2007.

Letter to Stockholders

2.   Please disclose here that in the merger you will issue 4 shares to the M & I holders for each outstanding share of your common stock.

Proposal No. 1-Merger Structure, page 14

3.   We may have further comment after receipt of the numbers for the calculation of the number of shares you will issue in the merger.

4.   Disclose why the number of shares you will issue to M & I stockholders is based upon the number of outstanding American Access shares and not the number of outstanding M & I shares. Disclose the current number of outstanding M & I shares.

Opinion of our financial advisor, page 18
Business and Financial Overviews, page 20

5.   Please disclose how the reductions in EBITDA and revenue estimates affected HFBE's analysis.

Valuation of M & I, page 20

6.   For each of the effected analyses, please disclose the information set forth in the second paragraph of your response to prior comment 23. Disclose how shareholders are to evaluate the stated results for each analysis since the numbers are not related to merger consideration.

Comparative Per Share Data, page 41

7.   It appears to us that the exchange ratio you use to calculate the pro forma equivalent data should be based on the 246,981 shares of M & I common stock outstanding at September 30, 2006 as seen on page F-20 and the 31,032,828 shares of American Access common stock you anticipate being issued as seen on pages 14 and 58. Please revise. Please also revise footnote one to clarify that the actual exchange ratio will not be known until after the date of the Special Meeting. In this regard, we note your disclosure on this matter on page 14.

Management's Discussion and Analysis of M & I, page 43
Results of Operations – Divisional Comparisons

8.   Please reconcile your analysis of Technical Products & Services' income before taxes to the numbers seen in your segment footnote on page F-18. In this regard, it appears that you revised your segment footnote in response to our prior comment 55, but did not make conforming changes to your MD&A narrative.

9.   We note your response to our prior comment 36. Please revise your analysis of the Electrical and Instrumentation Construction segment to exclude revenues attributed to your Other segment. If you wish to analyze your Other segment, please provide a separate analysis of these revenues and gross profit or loss. Please also provide a brief description of these revenues and expenses in your segment footnote on page F-18.

Pro Forma Condensed Combined Balance Sheet, page 53

10.   We note the amount of goodwill you are reflecting in pro forma adjustment (E) has significantly decreased, while the total purchase price seen in pro forma footnote 2 has increased. Please revise your pro forma adjustments if necessary; otherwise revise your pro forma footnote 2 to more clearly reflect your allocation of the purchase price to the acquired assets and liabilities, including goodwill. In addition, please disclose the factors that contributed to a purchase price that results in the recognition of goodwill.

11.   Please refer to our prior comment 39. It is unclear to us why you have added pro forma adjustment (G) to eliminate accrued merger costs from the historical balance sheet. Please revise.

Pro Forma Condensed Combined Statements of Operations, pages 54 and 55

12.   Please correct the number of shares used to calculate pro forma earnings per share for the year ended 12/31/05.

13.   It is unclear to us why you have added pro forma adjustments (H) and (G) to your September 30, 2006 income statement. As indicated in our prior comment 40, your pro forma income statement should only reflect net income *before* material nonrecurring charges directly related to the transaction. Although nonrecurring charges often should be discussed in the pro forma footnotes, it is inappropriate to present them on the face of your pro forma income statement. Additionally, it is unclear to us why you would reflect items that will be capitalized as part of the purchase price of American Access as expenses on your income statement. Please revise.

M & I Electric Industries, Inc. December 31, 2005 Financial Statements
Note 1(j) – Revenue Recognition, page F-9

14.   We note your response to our prior comment 52 concerning electrical contracts and the manufacture of electrical distribution and control systems. Please help us to better understand how you determined that percentage of completion accounting was appropriate for these contracts. Tell us more about the rights of the buyer and the seller to the work-in-progress, including which party has legal ownership rights to the work-in-progress and what remedies, if any, you have for recovering your costs and expected profit if your customer cancels a contract while it is in progress. Help us to understand the extent of customization that goes into this equipment, and tell us whether a partially completed project could be sold to and modified for another customer. Also provide us with representative contracts to help us better understand these terms.

15.   We note your response to our prior comment 52 concerning your use of a $100,000 contract value threshold in determining your revenue recognition policy. Please revise

your policy to clarify, if true, that you use the completed contract method for contracts that will be performed within a period of one month or less. We continue to believe that it is not appropriate for your stated accounting policy to be based on a dollar threshold.

Note 18 – Segment Reporting, page F-18

16.   We note your response to our prior comment 55. Please revise your footnote to clarify your policy on allocating operating expenses to your segments, similar to the information you provided supplementally to us. Refer to paragraph 31(b) of SFAS 131.

M & I Electric Industries, Inc. September 30, 2006 Financial Statements
Note 4 – Segment Information, page F-23

17.   We note your response to our prior comment 57. Please reconcile the total identifiable assets for 2005 as seen on page F-24 to your total assets as seen on your balance sheet. Also revise your narrative to clarify, if true, that you changed your policy during 2006 such that management now separately reviews and analyzes your assets on a segmental basis. In this regard, we note your statement concerning this matter on page F-18.

18.   Please revise your description of corporate and unallocated assets to clarify why accounts receivable would not be allocated to one of your reportable segments. In this regard, if the unallocated accounts receivable relates to your Other segment, you should state this.

Closing

        You may direct questions on accounting comments to Jennifer K. Thompson, Staff Accountant, at (202) 551-3737 or Anne M. McConnell, Senior Staff Accountant at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me, at (202) 551-3767.

                            Very truly yours,

                             Jennifer R. Hardy
                             Legal Branch Chief

cc: Joel Bernstein, Esq.